Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

SNDL Inc. (“SNDL”)

919 - 11 Avenue SW, Suite 300

Calgary, AB T2R 1P3

Item 2.	Date of Material Change

August 12, 2024

Item 3.	News Release

A joint news release disclosing the material change described herein was issued and disseminated by SNDL and Nova Cannabis Inc. (“Nova”, and together with Nova, the “Parties”, and each is a “Party”) on August 13, 2024 through the facilities of recognized newswire services. The news release was subsequently filed on SNDL’s SEDAR+ profile at www.sedarplus.ca.

Item 4.	Summary of Material Change

On August 12, 2024, SNDL entered into an arrangement agreement (the “Arrangement Agreement”) with Nova pursuant to which SNDL will acquire all of the issued and outstanding common shares in the capital of Nova (“Nova Shares”) by way of a statutory plan of arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) (the “ABCA”).

Under the Arrangement, holders of Nova Shares (other than SNDL and its subsidiaries that hold Nova Shares) (“Nova Shareholders”) will receive, in exchange for each Nova Share held, $1.75 in cash (the “Cash Consideration”); provided that Nova Shareholders will have the right to elect to receive, in exchange for each Nova Share held, 0.58 of a common share of SNDL (each whole share, a “SNDL Share”) in lieu of the Cash Consideration, subject to proration and a maximum of 50% of the aggregate consideration being payable in SNDL Shares. The aggregate consideration payable to Nova Shareholders under the Arrangement amounts to approximately $40 million. The Arrangement is expected to be completed in October 2024.

Item 5.1	Full Description of Material Change

The description below of the Arrangement and the Arrangement Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement. A copy of the Arrangement Agreement has been filed on SEDAR+ under SNDL’s profile and is available for viewing at www.sedarplus.ca.

The Arrangement

On August 12, 2024, SNDL and Nova entered into the Arrangement Agreement. The Arrangement Agreement provides that SNDL will acquire all of the issued and outstanding Nova Shares by way of the Arrangement, pursuant to which Nova Shareholders (excluding SNDL and its subsidiaries that own Nova Shares) will receive, in exchange for each Nova Share held, the Cash Consideration, provided that Nova Shareholders will have the right to elect to receive, in exchange for each Nova Share held, 0.58 of a SNDL Share in lieu of the Cash Consideration, subject to proration and a maximum of 50% of the aggregate consideration being payable in SNDL Shares. The Arrangement is subject to certain customary conditions summarized below. The Arrangement is expected to be completed in October 2024, and in any event prior to the Outside Date (as defined below).

Assuming the Arrangement is completed, Nova will become a wholly owned subsidiary of SNDL, the Parties will use commercially reasonable efforts to cause the Nova Shares to be de-listed from the Toronto Stock Exchange (“TSX”), Nova will make an application to cease to be a reporting issuer in each of the provinces and territories of Canada, SNDL will appoint or cause to be appointed a nominee designated by Nova to its board of directors, and SNDL will amalgamate with Nova under the provisions of the ABCA.

Conditions to Completion of the Arrangement

To be effective, the Arrangement must be approved by: (i) not less than two-thirds (66 2/3%) of the votes cast in respect of the special resolution to approve the Arrangement, substantially in the form set out in Schedule B to the Arrangement Agreement (the “Arrangement Resolution”), by Nova Shareholders present in person or represented by proxy at the special meeting of the Nova Shareholders to consider the Arrangement, which is expected to be held on October 16, 2024 (the “Nova Meeting”); and (ii) as required under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), a simple majority of the votes cast on the Arrangement Resolution by the Nova Shareholders (other than those the votes of which are required to be excluded from the “minority approval” vote under MI 61-101) present in person or represented by proxy at the Nova Meeting.

The Arrangement is also subject to certain other conditions, including, among others: (i) the receipt of an Interim Order and Final Order from the Court of King's Bench of Alberta (the “Court”); (ii) the receipt of certain key regulatory approvals, as agreed to by the Parties, in respect of the completion of the Arrangement (collectively, the “Key Regulatory Approvals”); (iii) Nova Shareholders shall not have validly exercised their dissent rights in connection with the Arrangement with respect to more than 5% of the outstanding Nova Shares; (iv) no governmental entity having jurisdiction over any Party to the Arrangement Agreement or the Arrangement shall have enacted, issued, promulgated, enforced or entered any judgment, decree, injunction, ruling, award, decision, determination, finding or order (whether temporary, preliminary or permanent) against Nova, SNDL or their respective subsidiaries or in respect of the Arrangement which is then in effect and, directly or indirectly, has the effect of materially altering the terms and conditions of the transactions contemplated by the Arrangement Agreement, preventing, restricting, enjoining or otherwise prohibiting the Parties from consummating the transactions contemplated by the Arrangement Agreement, or that would be reasonably expected to have a material adverse effect on Nova or SNDL either before or after completion of the Arrangement; and (v) certain other customary conditions.

Representations, Warranties and Covenants

The Arrangement Agreement contains customary representations and warranties made by each of the Parties and also contains customary covenants, including, among others, agreements in respect of business conduct during the period between the execution of the Arrangement Agreement and the closing date of the Arrangement, to maintain applicable material contracts and to not engage in certain kinds of transactions or take certain actions during this period unless consented to in writing by the other Party or as permitted under the Arrangement Agreement.

In addition, subject to the terms and conditions of the Arrangement Agreement, each Party has agreed to use commercially reasonable efforts to obtain required Key Regulatory Approvals so as to enable closing of the Arrangement prior to November 30, 2024, or such later date as may be agreed to in writing by the Parties, subject to the right of either Party, with the consent of the other Party, to postpone for up to an additional 45 days (in 15-day increments) in certain circumstances (in each case, the “Outside Date”).

Non-Solicitation and Termination Fee

The Arrangement Agreement provides for, among other things, customary support and non-solicitation covenants from Nova, including customary “fiduciary out” provisions that allow Nova to accept a Superior Proposal (as defined in the Arrangement Agreement) in certain circumstances and subject to a five business day “right to match period” in favour of SNDL. The Arrangement Agreement may be terminated prior to the completion of the Arrangement by one or both of the Parties for various customary reasons. The Arrangement Agreement also provides for the payment of a termination fee of $800,000 payable by Nova in the event the Arrangement is terminated in certain specified circumstances. If the Arrangement Agreement is terminated or otherwise not completed under certain specified circumstances, the Parties have agreed to pay reasonable documented out-of-pocket costs and expenses incurred in connection with the Arrangement.

Voting Support Agreements

Cannell Capital, LLC, an indirect holder of approximately 13% of the outstanding Nova Shares, and all directors and executive officers of Nova (collectively, the “Supporting Shareholders”) have entered into voting support agreements (the “Support Agreements”) with SNDL pursuant to which, among other things, the Supporting Shareholders have agreed to vote their Nova Shares in favour of the Arrangement.

The description of the Support Agreements above is subject to and qualified in its entirety by the full text of the forms of Support Agreements, which are available under SNDL’s SEDAR+ profile at www.sedarplus.ca.

Shareholder Meeting

A full description of the Arrangement will be set forth in the management information circular of Nova, which will be mailed to Nova Shareholders in connection with the Nova Meeting by the end of September 2024. The Nova Meeting is expected to be held on October 16, 2024 and the arrangement is expected to be completed in October 2024.

Item 5.2.	Disclosure for Restructuring Transactions

N/A

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Executive Officer

For further information, please contact:

Matthew Husson, General Counsel & Corporate Secretary
1-587-327-2017

Item 9.	Date of Report

August 22, 2024.

Cautionary Statement regarding Forward-Looking Statements

This material change report contains statements and information that, to the extent that they are not historical fact, may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation (“forward-looking information”). Forward-looking information is typically, but not always, identified by the use of words such as “will”, “expected”, “projected”, “to be” and similar words, including negatives thereof, or other similar expressions concerning matters that are not historical facts. Forward-looking information in this material change report includes, but is not limited to, statements regarding: the completion of the Arrangement on the current terms thereof; the expected closing of the Arrangement and the timing thereof; the value of the SNDL Shares representing part of the consideration that may be received by the Nova Shareholders; the expected holding of the Nova Meeting and the timing thereof; the combined company and its focus going forward; the anticipated de-listing of the Nova Shares from the TSX; Nova's application to cease to be a reporting issuer; the timing and receipt of certain approvals of the Arrangement and satisfaction of other conditions to closing; and the anticipated amalgamation of Nova and SNDL. Such forward-looking information is based on various assumptions and factors that may prove to be incorrect, including, but not limited to, factors and assumptions with respect to: the Arrangement being completed on the timelines and on the terms currently anticipated; all necessary shareholder and Court approvals being obtained on the timelines and in the manner currently anticipated; all conditions to the Arrangement will be satisfied or waived and the Arrangement Agreement will not be terminated prior to completion of the Arrangement; the anticipated benefits of the Arrangement; the business and operations of both SNDL and Nova, including that each business will continue to operate in a manner consistent with past practice and pursuant to certain industry and market conditions; and the ability of SNDL and Nova to successfully implement their respective strategic plans and initiatives and whether such strategic plans and initiatives will yield the expected benefits.

Although SNDL and Nova believe that the assumptions and factors on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because SNDL and Nova can give no assurance that it will prove to be correct or that any of the events anticipated by such forward-looking information will transpire or occur, or if any of them do so, what benefits SNDL and/or Nova will derive therefrom. Actual results could differ materially from those currently anticipated due to a number of factors and risks including, but not limited to: the risk that the Arrangement is not completed as anticipated or at all, including the timing thereof, and if completed, that the benefits thereof will not be as anticipated; the risk that necessary shareholder and/or Court approvals are not obtained as anticipated or at all, and the timing thereof; the risk that the conditions to closing of the Arrangement are not satisfied or waived; the possibility of the Arrangement Agreement being terminated in certain circumstances; the ability of Nova’s board of directors to consider and approve a superior proposal for Nova; risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments, including developments that may impact the closing of the Arrangement as anticipated or at all; conditions in the liquor and cannabis industries; the risk that Nova does not receive the necessary retail cannabis approvals and/or authorizations or that they are not able to open additional retail liquor or cannabis stores, directly or indirectly, as anticipated or at all; the ability of management to execute its business strategy, objectives and plans; and the availability of capital to fund the build-out and opening of additional retail liquor or cannabis stores. Readers, therefore, should not place undue reliance on any such forward-looking information.

Further, this forward-looking information is given as of the date of this material change report and, except as expressly required by applicable law, SNDL disclaims any intention and undertake no obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable Canadian securities laws. All of the forward-looking information contained in this release is expressly qualified by the foregoing cautionary statements.